The Atlantic Building 950 F Street, NW Washington, DC 20004-1404 202-756-3300 Fax: 202-756-3333 www.alston.com
David A. Brown	202-756-3452	E-mail: dave.brown@alston.com

April 8, 2010

Via EDGAR Filing

Perry Hindin

Special Counsel

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street, NE

Washington, D.C. 20549-3628

Re:	Denny’s Corporation

Preliminary Proxy Statement on Schedule 14A

Filed March 26, 2010

Soliciting Materials on Schedule 14A

Filed March 19, 2010

File No. 000-18051

Dear Mr. Hindin:

On behalf of our client, Denny’s Corporation (the “Company”), we are providing the following additional information to the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in response to a telephone conversation held with you on April 7, 2010.

The Company intends to modify Mr. Marchioli’s biography to delete the reference to brand turn-around. We have also modified clause (iii) of Mr. Marchioli’s biography to state “(iii) achieved steadily improving Pre-Tax adjusted income, the Denny’s internal profitability metric, since taking over as President and CEO in 2001, with 2009 representing the highest level at $30 million.”

Additionally, we are providing to the Staff documents supplemental support that substantiates the statements in Mr. Marchioli’s biography as well as supplemental support that substantiates the statements made in the Company’s soliciting material.

Atlanta • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Ventura County • Washington, D.C.

Denny’s Corporation

Response to SEC Staff Comments

April 8, 2010

The Company plans to file a definitive proxy statement which reflects the changes described herein and the changes described in our original response letter dated April 6, 2010 when the Staff has no further comments.

As requested in the Comment Letter from the Staff, dated April 1, 2010, on behalf of the Company and the participants, we hereby acknowledge that:

•	the participants are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the participants may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please do not hesitate to contact me at (202) 756-3463.

Sincerely,

/s/ David A. Brown
David A. Brown

Enclosure